SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-10147
THE REYNOLDS AND REYNOLDS COMPANY 401(K) SAVINGS PLAN
(Full Title of the Plan)
THE REYNOLDS AND REYNOLDS COMPANY
ONE REYNOLDS WAY, DAYTON, OHIO 45430
(Name of Issuer and Address of Principal Executive Offices)

The Reynolds and
Reynolds Company 401(k)
Savings Plan
Financial Statements as of December 31,
2005 and 2004, and for the Year Ended
December 31, 2005, Supplemental
Schedule as of December 31, 2005,
and Independent Auditors’ Report

THE REYNOLDS AND REYNOLDS COMPANY
401(K) SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005—	8

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Reynolds and Reynolds Company
401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of The Reynolds and Reynolds Company 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
June 16, 2006

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS—Investments	$374,012,140	$342,282,970

LIABILITIES—Accrued expenses	70,561	89,677

NET ASSETS AVAILABLE FOR BENEFITS	$373,941,579	$342,193,293

See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Participant contributions	$19,054,891
Employer contributions	5,950,663
Participant rollover contributions	998,013
Interest and dividends	1,373,589
Net appreciation in fair value of investments	26,608,058

Total additions	53,985,214

DEDUCTIONS:
Distributions to participants	21,671,362
Administrative expenses	565,566

Total deductions	22,236,928

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	31,748,286

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	342,193,293

End of year	$373,941,579

See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004, AND THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of The Reynolds and Reynolds Company 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution savings plan and is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All salaried and non-union hourly employees of The Reynolds and Reynolds Company (the “Company”) are eligible to participate upon the first day of employment. The Plan is administered by a Committee (the “Committee”) appointed by the Company.

Contributions—Eligible employees may elect to become participants by contributing from 1% to 50% of their earnings through tax-deferred payroll deductions. Effective as of October 1, 2005, if a participant who is hired on or after October 1, 2005 fails to file an initial Income Deferral Election, 3% of the participant’s compensation shall automatically be deferred, which amount shall be deemed to be the participant’s Income Deferral Election. The Company contributes an amount equal to 50% of the first 6% of a participant’s contribution to the Plan. In prior years, the Company also made an additional employer discretionary contribution (“ERD”) to eligible employees, which was a flat dollar amount that was the same for each participant. These contributions were made at the Company’s discretion and were based on the Company’s return on equity. The Company discontinued providing the ERD in 2003.

Participant Accounts—Participants may invest their account balances in any of the ten mutual funds, common collective trusts, investment contract portfolio, or the participant directed brokerage account offered by the Plan. Each participant’s account is credited with the participant’s contribution and their proportionate share of the Company’s contributions and the Plan’s earnings. Allocations are based on daily valuation accounting, as provided in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Distributions—Participants’ accounts, except for balances related to ERD, are fully vested at all times. Vesting in the ERD amounts is 0% until three years from the participant’s hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

Participants may also apply for hardship withdrawals from their vested tax-deferred contribution accounts, subject to approval by the Plan’s Committee.

Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

Participant Loans—Participants may borrow from their account on the terms specified by the Committee. The maximum loan amount is defined in the Plan document and, in any case, cannot exceed the amount credited to the participant’s account. A loan to a participant is funded by a reduction of the participant’s 401(k) account prorated based on the current balance of each respective fund.

The interest rate on loans is determined at origination using the prime rate of interest plus 1%. Interest on the loan is paid back directly into the participant’s account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

Forfeiture Account—Funds that are forfeited by participants are transferred to a forfeiture holding account and invested in the JP Morgan Stable Value Fund. The forfeiture holding account is used to offset employer contributions or Plan expenses. The account is also used to rebuild a rehired participant’s account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The investment contracts are carried at contract value (See Note 3).

The remainder of the Plan’s investments consist of mutual fund shares, a common collective trust, a participant directed brokerage account, and loans to participants. These investments (excluding loans to participants) are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Loans to participants are recorded at the outstanding principal balance of the loans. Security transactions are recorded on trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are computed using the specific-identification method.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—All administrative expenses are paid by the Plan, in accordance with DOL guidelines.

3.	INVESTMENT CONTRACTS

JP Morgan Stable Value Fund—The Plan has entered into various contracts issued by a variety of insurance companies and financial institutions. JP Morgan was the investment manager for the JP Morgan Stable Value Fund as of December 31, 2005. Such investment contracts are fully benefit responsive and are carried at contract value, which approximates fair value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants. The investment contracts are classified as either guaranteed investment contracts (“GIC”) or synthetic investment contracts (“SIC”). A SIC differs from a GIC in that the Plan owns the assets underlying the investments of a SIC. The bank or insurance company issues a contract, referred to as a “wrapper”, that guarantees the value of the underlying investment for the duration of the SIC. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying asset. The JP Morgan Stable Value Fund is valued based on the contract value of the contracts held in aggregate by the fund as of December 31, 2005 and 2004, which is as follows:

	2005	2004

Contract value of assets	$90,669,018	$85,734,901

Fair value of assets	$90,104,029	$87,109,891

Average interest yield	5.33%	5.14%
4.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of common stock of The Reynolds and Reynolds Company, the Plan sponsor, and shares of mutual funds managed by American Century (who is partially owned by JP Morgan, the recordkeeper of the Plan). These transactions qualify as party-in-interest transactions.

6.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004, are as follows:

		December 31, 2005		December 31, 2004
		Number		Number
		of	Fair/Contract	of	Fair/Contract
		Shares	Value	Shares	Value

*	JP Morgan Stable Value Fund, contract value	718,549	$90,669,018	715,439	$85,734,901
	Barclays Global Investors Equity Index Fund	849,481	32,033,925	828,919	29,824,519
*	American Century Growth Fund	1,451,923	30,112,872	1,117,166	22,175,753
	PIMCO Capital Appreciation Fund	1,725,359	33,402,955	1,820,414	32,330,550
	Neuberger & Berman Genesis Trust	615,455	29,880,336	494,349	21,093,886
	STI Small-Cap	1,801,843	37,784,655
*	American Century Heritage Fund			1,967,792	23,554,476
*	American Century Strategic Alloc: Moderate Fund			2,701,552	18,289,507
Those investments marked with an asterisk (*) represent permitted party-in-interest accounts.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,608,058 as follows:

Mutual Funds	$18,391,610
Participant Directed Brokerage Accounts	2,694,214
JP Morgan Stable Value Fund	3,360
Common Collective Trusts	5,518,874

$26,608,058

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all benefits will be distributed to participants and beneficiaries in proportion to their respective account balances.
******

SUPPLEMENTAL SCHEDULE

THE REYNOLDS AND REYNOLDS COMPANY 401(k) SAVINGS PLAN
FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of Investment Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value
	Mutual Funds:
*	American Century	Small Cap Value, 1,628,148 shares	$15,711,625
*	American Century	Growth, 1,451,923 shares	30,112,872
*	American Century	Strategic Alloc: Aggr, 436,471 shares	3,439,390
*	American Century	Strategic Alloc: Cons, 342,166 shares	1,881,914
*	American Century	Strategic Alloc: Mod, 2,690,020 shares	18,130,733
	Lord Abbett	Affiliated—Class A, 815,855 shares	11,462,756
	STI	Classic Small-Cap, 1,801,843 shares	37,784,655
	Neuberger & Berman	Genesis Trust, 615,455 shares	29,880,336
	PIMCO	Capital Appreciation, 1,725,359 shares	33,402,955
	PIMCO	Total Return, 1,212,979 shares	12,736,284

	Total Mutual Funds		194,543,520

	Common Collective Trusts:
*	JP Morgan	EAFE Plus, 1,029,520 shares	16,692,741
	Barclays	EAFE Equity Index, 679,518 shares	8,065,880
	Barclays	Extended Equity Market, 603,551 shares	10,495,758
	Barclays	Equity Index, 849,481 shares	32,033,925
	Barclays	Lehman Aggregate Bond Index, 372,478 shares	4,834,758

	Total Common Collective Trusts		72,123,062

	JP Morgan Stable Value Fund:
	U.S. Government and Agency Securities:
	U.S. Government	Treasury Note (4%, due 8/31/2007, 4%, due 9/30/2007)	64,564
	Guaranteed Investment Contracts:
	GE Life Annuity	Contract GS3546; various due dates	2,647,418
	GE Life Annuity	Contract GS3548; various due dates	1,259,056
	Ohio National Life Insurance Company	Contract GP5345; various due dates	1,783,645
	Travelers	Contract 18045; various due dates	1,370,556
	Synthetic Investment Contracts:
*	JP Morgan	Liquidity Fund, 2,162,491 shares	2,162,491
*	JP Morgan	Intermediate Bond Fund 6,614,642 shares	80,816,299
*	JP Morgan	Synthetic Contract Wrapper	564,989

	Total JP Morgan Stable Value Fund		90,669,018

	Brokerage Accounts:
*	JP Morgan Investment Trust	Various investments	5,504,431
*	The Reynolds and Reynolds Company	Common stock, 4,284 shares	120,252

	Total Brokerage Accounts		5,624,683

	Participant Loans	Interest rates ranging from 5% to 10%, maturity dates ranging from 1/9/2006 to 4/23/2015	11,051,857

	TOTAL		$374,012,140

*	Party-in-interest.
Column (d) has been omitted because it is not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE REYNOLDS AND REYNOLDS

COMPANY 401(K) SAVINGS PLAN

June 28, 2006	/s/ Salvatore Incanno